

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 11, 2008

Julio Covarrubias Fernandez
Chief Financial Officer
Telecommunications Company of Chile
Avenida Providencia 111
Santago, Chile

> **Re: Telecommunications Company of Chile**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed April 13, 2007**
> **File No. 1-10579**

Dear Mr. Fernandez:

We have completed our review of your Form 20-F and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director